UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

International Game Technology PLC Hosting 2021 Investor Day Today

On November 16, 2021, International Game Technology PLC (NYSE:IGT) (the “Company” or “IGT”) will host a virtual investor day at 8:30 am EST. Materials presented at the event will be made available during the event on the Company’s Investor Relations website at www.igt.com.

Other Matters
Share Repurchase Program

On November 16, 2021, the Company announced that its Board of Directors had authorized a program for the repurchase of up to $300 million of the Company’s outstanding ordinary shares during a period of four years commencing on November 18, 2021.

Repurchases will be made pursuant to repurchase contracts entered into with counterparties approved by IGT’s shareholders, pursuant to which such counterparties will purchase ordinary shares for delivery to the Company. The timing and amount of any repurchases will be determined by IGT’s management based on an evaluation of market conditions, applicable securities laws and other factors. These repurchases may be made pursuant to repurchase plans that meet the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. Rule 10b5-1 allows the Company to repurchase its ordinary shares at times it might otherwise be prevented from doing so under insider trading laws or because of self-imposed blackout periods.

The share repurchase program is expected to be funded through cash generated from operations. Any shares acquired pursuant to the repurchase program will be cancelled or held in treasury. The repurchase program does not obligate the Company to acquire any particular amount of its ordinary shares, and it may be suspended or terminated at any time.

Any repurchases of the Company’s ordinary shares will be made in accordance with the authority granted by IGT shareholders at its annual general meeting (“AGM”) to repurchase ordinary shares that is in effect from time to time. At its 2021 AGM, IGT shareholders voted to authorize the repurchase of up to 20,485,646 ordinary shares of the Company. Repurchases will be discontinued in the event the Company lacks the general authority to repurchase ordinary shares.

Evaluation of Potential Separate Public Listing of Digital & Betting Business

IGT recently established a dedicated Digital & Betting business segment, enhancing visibility to this high-growth part of IGT’s portfolio of businesses. As a part of its ongoing commitment to ensuring appropriate strategic flexibility for its Digital & Betting business, the Company is also undertaking a legal entity and organizational realignment over the next 12 months designed to provide the Digital & Betting business with dedicated management, a more nimble organization and governance structure and the ability to pursue organic and inorganic growth opportunities. As part of this process, the Company may evaluate a potential separate public listing of its Digital & Betting business to further enhance its strategic flexibility while maintaining a controlling interest following the consummation of any such potential separate public listing. There can be no assurances as to the form and timing of any separate public listing or other strategic activity that may result from this evaluation or if any such listing or activity will be consummated at all. IGT does not currently intend to disclose further developments regarding its evaluation of a potential separate public listing for its Digital & Betting business until such time as a final determination has been made or IGT otherwise determines that further disclosure is appropriate.

A copy of the news release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Hosting 2021 Investor Day Today,” dated November 16, 2021

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Hosting 2021 Investor Day Today,” dated November 16, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2021	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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